

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

July 11, 2013

Via E-Mail
Mr. Douglas P. Zolla
President
Top to Bottom Pressure Washing, Inc.
6371 Business Boulevard, Suite 200
Sarasota, FL 34240

> **Re:** **Top to Bottom Pressure Washing, Inc.**
> **Pre-effective Amendment 9 to Registration Statement on Form S-1**
> **Filed July 3, 2013**
> **File No. 333-185174**

Dear Mr. Zolla:

We have reviewed the above-captioned filing and have the following comments.

<u>Exhibit 10.1</u>

1. Refer to comment four in our letter dated June 28, 2013. As requested previously, revise Section 2.2.1 so that it conforms to the disclosure in the "Plan of Distribution" on page I-18, that is, "Securities held in escrow or trust account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers, who shall have voting rights, if any, with respect to securities held in their names, as provided by applicable state law." Note that you did not remove the phrase "be registered for resale by the selling security holders" in Section 2.2.1.

2. Refer to comment one in our letter dated June 28, 2013. Revise the total in the number of shares column in exhibit A to reflect the inclusion of the shares of Messrs. Douglas P. Zolla and Michael J. Daniels.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact

Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief